                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        Centennial HealthCare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    150937100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Joel Ackerman
                            Hilltopper Holding Corp.
                       c/o E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

William J. Hewitt, Esq.                  Daryl R. Griswold, Esq.                     Sandra P. Barber
Reboul, MacMurray, Hewitt, Maynard &     Centennial HealthCare Corporation           South Atlantic Venture Funds
Kristol                                  400 Perimeter Center Terrace                614 West Bay Street
45 Rockefeller Plaza                     Atlanta, GA 30346                           Tampa, FL 33606-2704
New York, NY 10111                       (770) 698-9040                              (813) 253-2500
(212) 841-5700

                                          Steven J. Gartner, Esq.
                                           David K. Boston, Esq.
                                         Willkie Farr & Gallagher
                                            787 Seventh Avenue
                                            New York, NY 10019
                                             (212) 728-8000

                                 March 17, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: |_|

         This Amendment No. 1 amends the Schedule 13D relating to the Common Stock of Centennial HealthCare Corporation filed on March 6, 2000 (the "Schedule 13D") on behalf of:

         a. Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership, Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership, Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership, Warburg, Pincus & Co., a New York general partnership, E.M. Warburg, Pincus & Co., LLC, a New York limited liability company, Hilltopper Holding Corp., a Delaware corporation, Hilltopper Acquisition Corp., a Georgia corporation;

         b. Welsh, Carson, Anderson, & Stowe VI, L.P., a Delaware limited partnership, WCAS Capital Partners II, L.P., a Delaware limited partnership, WCAS Healthcare Partners, L.P., a Delaware limited partnership, WCAS HP Partners, L.P., a Delaware limited partnership, WCAS VI Partners, a Delaware general partnership, WCAS CP II Partners, a New Jersey general partnership, Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Andrew M. Paul, Thomas E. McInerney, Robert A. Minicucci and Paul B. Queally;

         c. South Atlantic Venture Fund II, Limited Partnership, a Delaware limited partnership, South Atlantic


                                    2 OF 10

Venture Fund III, Limited Partnership, a Delaware limited partnership, The Burton Partnership, Limited Partnership, a Delaware limited partnership, South Atlantic Venture Partners II, Limited Partnership, a Delaware limited partnership, South Atlantic Venture Partners III, Limited Partnership, a Delaware limited partnership and Donald W. Burton; and

          d. J. Stephen Eaton, Lawrence W. Lepley, Jr., Alan C. Dahl and Kent C. Fosha, Sr.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended by adding the following:

                  "On March 17, 2000, Merger Sub (1) commenced the Offer and (2) filed together with Parent, WPEP, the Management Reporting Persons and the Company a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, a copy of which is filed as
         Exhibit 6 hereto."

                                    3 OF 10

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended by adding the following:

         6. Tender Offer Statement on Schedule TO filed with the Commission by Parent, Merger Sub, WPEP, the Management Reporting Persons and the Company on March 17, 2000.

                                    4 OF 10

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2000                      WARBURG, PINCUS EQUITY
                                            PARTNERS, L.P.

                                            By:      Warburg, Pincus & Co.,
                                                     General Partner

                                            By:    /s/ Joel Ackerman
                                                   ----------------------------
                                            Name:  Joel Ackerman
                                            Title:  Managing Director

                                            WARBURG, PINCUS & CO.

                                            By:    /s/ Joel Ackerman
                                                   ----------------------------
                                            Name:  Joel Ackerman
                                            Title:  Managing Director

                                            E.M. WARBURG, PINCUS & CO., LLC

                                            By:      Warburg, Pincus &
                                                     Co., General Partner

                                            By:    /s/ Joel Ackerman
                                                   ----------------------------
                                            Name:  Joel Ackerman
                                            Title:  Managing Director

                                             WARBURG, PINCUS
                                             NETHERLANDS EQUITY
                                             PARTNERS I, C.V.

                                             By:      Warburg, Pincus &
                                                      Co., General Partner

                                             By:    /s/ Joel Ackerman
                                                   ----------------------------
                                             Name:  Joel Ackerman
                                             Title:  Managing Director

                                             WARBURG, PINCUS
                                             NETHERLANDS EQUITY
                                             PARTNERS II, C.V.

                                             By:      Warburg, Pincus &
                                                      Co., General Partner

                                             By:    /s/ Joel Ackerman
                                                   ----------------------------
                                             Name:  Joel Ackerman
                                             Title:  Managing Director

                                             WARBURG, PINCUS
                                             NETHERLANDS EQUITY
                                             PARTNERS III, C.V.

                                             By:      Warburg, Pincus &
                                                      Co., General Partner

                                             By:    /s/ Joel Ackerman
                                                   ----------------------------
                                             Name:  Joel Ackerman
                                             Title:  Managing Director

                                    HILLTOPPER HOLDING CORP.

                                    By:    /s/ David Wenstrup
                                           ----------------------------------
                                    Name:  David Wenstrup
                                    Title:  Vice President

                                    HILLTOPPER ACQUISITION CORP.

                                    By:    /s/ David Wenstrup
                                           ----------------------------------
                                    Name:  David Wenstrup
                                    Title:  Vice President

                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.

                                    By:    /s/ Jonathan M. Rather
                                           ----------------------------------
                                    Name:  Jonathan M. Rather
                                    Title:  Attorney-in-Fact

                                    WCAS CAPITAL PARTNERS II, L.P.

                                    By:    /s/ Jonathan M. Rather
                                           ----------------------------------
                                    Name:  Jonathan M. Rather
                                    Title:  Attorney-in-Fact

                                    WCAS HEALTHCARE PARTNERS, L.P.

                                    By:    /s/ Jonathan M. Rather
                                           ----------------------------------
                                    Name:  Jonathan M. Rather
                                    Title:  Attorney-in-Fact

                                  WCAS VI PARTNERS, L.P.

                                  By:    /s/ Jonathan M. Rather
                                         ----------------------------------
                                  Name:  Jonathan M. Rather
                                  Title:  Attorney-in-Fact

                                  WCAS CP II PARTNERS

                                  By:    /s/ Jonathan M. Rather
                                         ----------------------------------
                                  Name:  Jonathan M. Rather
                                  Title:  Attorney-in-Fact

                                  WCAS HP PARTNERS, L.P.

                                  By:    /s/ Jonathan M. Rather
                                         ----------------------------------
                                  Name:  Jonathan M. Rather
                                  Title:  Attorney-in-Fact

                                  SOUTH ATLANTIC VENTURE FUND
                                  II, LIMITED PARTNERSHIP

                                  By:      South Atlantic
                                           Venture Partners II,
                                           Limited Partnership,
                                           General Partner

                                  By:    /s/ Donald W. Burton
                                         ----------------------------------
                                  Name:  Donald W. Burton
                                  Title:  Partner

                                         SOUTH ATLANTIC VENTURE FUND
                                         III, LIMITED PARTNERSHIP
                                         By:      South Atlantic
                                                  Venture Partners III,
                                                  Limited Partnership,
                                                  General Partner

                                         By:    /s/ Donald W. Burton
                                                -----------------------------
                                         Name:  Donald W. Burton
                                         Title:  Partner

                                         THE BURTON PARTNERSHIP,
                                         LIMITED PARTNERSHIP

                                         By:    /s/ Donald W. Burton
                                                -----------------------------
                                         Name:  Donald W. Burton
                                         Title:  Partner

                                         SOUTH ATLANTIC VENTURE
                                         PARTNERS II,
                                         LIMITED PARTNERSHIP

                                         By:    /s/ Donald W. Burton
                                                -----------------------------
                                         Name:  Donald W. Burton
                                         Title:  Partner

                                         SOUTH ATLANTIC VENTURE
                                         PARTNERS III,
                                         LIMITED PARTNERSHIP

                                         By:    /s/ Donald W. Burton
                                                -----------------------------
                                         Name:  Donald W. Burton
                                         Title:  Partner

                                      /s/ Donald W. Burton
                                      ----------------------------
                                      Donald W. Burton


                                      /s/ J. Stephen Eaton
                                      ----------------------------
                                      J. Stephen Eaton


                                      /s/ Lawrence W. Lepley, Jr.
                                      ----------------------------
                                      Lawrence W. Lepley, Jr.


                                      /s/ Alan C. Dahl
                                      ----------------------------
                                      Alan C. Dahl

                                      /s/ Kent C. Fosha, Sr.
                                      ----------------------------
                                      Kent C. Fosha, Sr.

                                      Patrick J. Welsh
                                      Russell L. Carson
                                      Bruce K. Anderson
                                      Andrew M. Paul
                                      Thomas E. McInerney
                                      Robert A. Minicucci
                                      Paul B. Queally

                                      By:   /s/ Jonathan M. Rather
                                            ----------------------
                                      Name: Jonathan M. Rather
                                      Title: Attorney-in-Fact